Exhibit 99.13

CONSENT OF BENJAMIN WEBB

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and to the technical information derived from the News Release of the Company dated August 15, 2013 related to a mineral resource update of the Nechalacho Project (the “Resource Update”), and the information derived from the Resource Update, included in the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name, the Resource Update and the information derived from the Resource Update in the AIF, which are included in the annual report on Form 40-F.

Dated: November 29, 2013

/s/ Benjamin Webb
Benjamin Webb